Condensed Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
For the three and six months ended June 30, 2023

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents (note 4)	$17,520	$11,666
Marketable securities	6,831	20,472
Other receivables (note 4)	559	521
Prepaid expenses (note 4)	6,085	3,025
Total current assets	30,995	35,684
Property and equipment	318	356
Right-of-use assets (note 5)	426	296
Prepaid expenses (note 4)	227	998
Total assets	$31,966	$37,334
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (note 4)	$2,365	$3,650
Lease liabilities (note 5)	133	216
Warrant derivative (note 11)	153	79
Total current liabilities	2,651	3,945
Contract liability	6,730	6,730
Lease liabilities (note 5)	346	157
Total liabilities	9,727	10,832
Commitments and contingencies (note 9)
Shareholders' equity
Share capital (note 6) Authorized: unlimited Issued: June 30, 2023 – 65,701,797 December 31, 2022 – 61,327,914	413,424	404,040
Contributed surplus (note 7)	40,390	40,051
Accumulated other comprehensive income	554	662
Accumulated deficit	(432,129)	(418,251)
Total shareholders' equity	22,239	26,502
Total liabilities and shareholders' equity	$31,966	$37,334
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Expenses
Research and development (note 13)	$3,701	$3,204	$7,240	$6,912
General and administrative (note 13)	3,459	2,842	6,654	5,444
Loss before the following	(7,160)	(6,046)	(13,894)	(12,356)
Change in fair value of warrant derivative (note 11)	(107)	39	(76)	26
Foreign exchange (loss) gain	(394)	888	(393)	414
Interest income, net	267	49	532	68
Loss before income taxes	(7,394)	(5,070)	(13,831)	(11,848)
Income tax expense	(47)	(25)	(47)	(25)
Net loss	(7,441)	(5,095)	(13,878)	(11,873)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(105)	113	(108)	65
Net comprehensive loss	$(7,546)	$(4,982)	$(13,986)	$(11,808)

Basic and diluted loss per common share (note 8)	$(0.12)	$(0.09)	$(0.22)	$(0.21)
Weighted average number of shares (basic and diluted) (note 8)	64,467,908	57,669,167	63,412,091	57,125,833
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2021	$391,348	$3,618	$34,161	$388	$(393,416)	$36,099
Net loss and other comprehensive loss	—	—	—	65	(11,873)	(11,808)
Issued pursuant to stock option plan (notes 6, 7)	20	—	(8)	—	—	12
Issued pursuant to incentive share award plan (notes 6, 7)	98	—	(98)	—	—	—
Expiry of equity warrant agreement	—	(3,618)	3,618	—	—	—
Issued pursuant to "At the Market" Agreement (note 6)	5,819	—	—	—	—	5,819
Share issue costs (note 6)	(478)	—	—	—	—	(478)
Share-based compensation expense (note 7)	—	—	1,129	—	—	1,129
As at June 30, 2022	$396,807	$—	$38,802	$453	$(405,289)	$30,773

As at December 31, 2022	$404,040	$—	$40,051	$662	$(418,251)	$26,502
Net loss and other comprehensive loss	—	—	—	(108)	(13,878)	(13,986)
Issued pursuant to stock option plan (notes 6, 7)	563	—	(220)	—	—	343
Issued pursuant to "At the Market" Agreement (note 6)	9,128	—	—	—	—	9,128
Share issue costs (note 6)	(307)	—	—	—	—	(307)
Share-based compensation expense (note 7)	—	—	559	—	—	559
As at June 30, 2023	$413,424	$—	$40,390	$554	$(432,129)	$22,239
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Six Months Ended June 30,
	2023	2022
Operating Activities
Net loss for the period	$(13,878)	$(11,873)
Depreciation - property and equipment (note 13)	42	48
Depreciation - right-of-use-assets (note 13)	151	148
Share-based compensation expense (notes 7, 13, 14)	559	1,129
Interest (income) expense, net	(21)	45
Unrealized foreign exchange loss (gain)	213	(376)
Change in fair value of warrant derivative (note 11)	76	(26)
Net change in non-cash working capital (note 12)	(3,436)	(2,264)
Cash used in operating activities	(16,294)	(13,169)
Investing Activities
Acquisition of property and equipment	(5)	(47)
Maturities of marketable securities	13,464	—
Cash provided by (used in) investing activities	13,459	(47)
Financing Activities
Proceeds from exercise of stock options (note 7)	343	12
Proceeds from "At the Market" equity distribution agreement (note 6)	8,821	5,341
Payment of lease liabilities	(201)	(183)
Cash provided by financing activities	8,963	5,170
Increase (decrease) in cash and cash equivalents	6,128	(8,046)
Cash and cash equivalents, beginning of period	11,666	41,262
Impact of foreign exchange on cash and cash equivalents	(274)	473
Cash and cash equivalents, end of period	$17,520	$33,689
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 1: Nature of Operations
Oncolytics Biotech Inc. was incorporated on April 2, 1998, under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue S.W., Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer and advanced/metastatic pancreatic ductal adenocarcinoma to phase 3 licensure-enabling studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at June 30, 2023, we had an accumulated deficit of $432,129. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options. There can be no assurance that we will be able to raise additional funds through the sale of our common shares. Failure to raise additional capital would have a material adverse impact on our business, results of operations, and financial condition. As at June 30, 2023, we had cash and cash equivalents and marketable securities of $24,351. We believe we have sufficient existing cash resources to fund our presently planned operations for at least the next twelve months. In August 2023, we closed a public offering whereby we raised gross proceeds of US$15,001.
The full extent to which external factors outside of our control, including those related to the coronavirus infectious disease 2019 ("COVID-19") pandemic, the global political conflict in Ukraine, and financial institution failures, may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain. We considered the potential impact of these events, including global supply chain disruptions, inflation, rising interest rates, and liquidity, when making certain estimates and judgments relating to the preparation of these condensed interim consolidated financial statements. While there was no material impact to our condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2023, our future assessment of the magnitude and duration of COVID-19, conflict in Ukraine, and bank failures, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.

Note 2: Basis of Presentation

Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and in compliance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Our condensed interim consolidated financial statements for the three and six months ended June 30, 2023, were authorized for issue in accordance with a resolution of the Board of Directors on August 13, 2023.
Basis of presentation
These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements for the year ended December 31, 2022.
Our condensed interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc, and are presented in Canadian dollars, our functional currency.
Use of estimates
The preparation of our condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Actual results could differ from such estimates.

Note 3: Material Accounting Policies
The accounting policies applied in these condensed interim consolidated financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2022.
Adoption of New Accounting Standards

IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosures. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies, and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.

IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.

Note 4: Balance Sheet Details
Cash equivalents
Cash equivalents consist of interest-bearing deposits with our bank totaling $15,117 as at June 30, 2023 (December 31, 2022 – $9,501).
Other receivables
In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1. This phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. As at June 30, 2023, we recorded $418 (US$316) (December 31, 2022 - $488 (US$360)) in other receivables related to BRACELET-1 cost due from Pfizer.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Prepaid expenses
In 2022, we paid deposits to our manufacturer related to the production of pelareorep required for our clinical trial program. We classify the related prepaid expenses as current or non-current based on the timing of when we expect to receive services. As at June 30, 2023, we recorded $1,817 in current prepaid expenses and $227 in non-current prepaid expenses (December 31, 2022 - $1,327 and $998, respectively).
Accounts payable and accrued liabilities

	June 30, 2023	December 31, 2022
Trade payables	$629	$2,252
Accrued liabilities	1,736	1,398
	$2,365	$3,650

Note 5: Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate, as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.
During the six months ended June 30, 2023, we extended the office lease for one of our subsidiaries, for which we recorded an addition of $282 to the lease liability and right-of-use asset. Under the terms of the lease, we have the option to extend the lease term for an additional three years. We did not include the extension option in the lease term as we were not reasonably certain to exercise the option.
Our total undiscounted lease liabilities as at June 30, 2023, were as follows:

June 30, 2023
Less than one year	$200
One to five years	402
More than five years	—
Total undiscounted lease liabilities	$602

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 6: Share Capital
Authorized
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2021	55,043,789	$391,348
Issued pursuant to stock option plan	8,333	20
Issued pursuant to incentive share award plan	40,560	98
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(b)	6,235,232	13,338
Share issue costs	—	(764)
As at December 31, 2022	61,327,914	$404,040
Issued pursuant to stock option plan	168,643	563
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)	4,205,240	9,128
Share issue costs	—	(307)
As at June 30, 2023	65,701,797	$413,424
(a)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. This distribution agreement was terminated on June 16, 2022. During the six months ended June 30, 2022, we sold 2,719,770 common shares for gross proceeds of $5,744 (US$4,560) at an average price of $2.11 (US$1.68). We received proceeds of $5,572 (US$4,423) after commissions of $172 (US$137). In total, we incurred share issue costs (including commissions) of $209.

(b)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the six months ended June 30, 2023, we sold 4,205,240 (June 30, 2022 - 54,915) common shares for gross proceeds of $9,128 (US$6,764) (June 30, 2022 - $75 (US$58)) at an average price of $2.17 (US$1.61) (June 30, 2022 - $1.37 (US$1.06)). We received proceeds of $8,854 (US$6,561) (June 30, 2022 - $73 (US$56)) after commissions of $274 (US$203) (June 30, 2022 - $2 (US$2)). In total, we incurred share issue costs (including commissions) of $307 (June 30, 2022 - $269).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 7: Share-Based Compensation
(a)Our amended and restated Stock Option Plan and Share Award Plan (collectively, the "Equity Incentive Plans") were approved by our shareholders at the annual general meeting of shareholders on May 9, 2023. Pursuant to our Equity Incentive Plans, we may grant stock options, restricted share awards, and performance share awards. The number of common shares reserved for issuance under our Equity Incentive Plans in aggregate shall not exceed 14% of the total number of issued and outstanding common shares from time to time. At June 30, 2023, we reserved 9,198,252 common shares for issuance relating to our Equity Incentive Plans. Our share-based compensation expense was $242 and $559 for the three and six months ended June 30, 2023, respectively (June 30, 2022 - $490 and $1,129, respectively).
(b)Our stock option activity for the six months ended June 30 was as follows:

	2023		2022
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	5,963,185	2.91	5,334,420	3.53
Granted	—	—	222,500	1.27
Forfeited	(44,950)	3.01	(62,962)	3.83
Expired	(5,263)	27.46	(252,294)	7.39
Exercised	(168,643)	2.04	(8,333)	1.45
Outstanding, end of the period	5,744,329	2.91	5,233,331	3.25
Exercisable, end of the period	4,677,826	2.98	3,382,091	3.48

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2023:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.14 - $1.89	937,498	1.28	1.43	887,498	1.42
$1.90 - $3.05	1,670,849	2.82	2.34	963,095	2.38
$3.06 - $3.29	1,467,500	1.45	3.17	1,467,500	3.17
$3.30 - $3.75	1,363,131	2.37	3.42	1,054,382	3.43
$3.76 - $16.53	305,351	1.73	7.04	305,351	7.04
	5,744,329	2.05	2.91	4,677,826	2.98

Option grants vest either immediately or annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

The estimated fair value of stock options granted during the six months ended June 30 were determined using the following weighted average assumptions:

	2023	2022
Risk-free interest rate	n/a	2.75%
Expected life	n/a	3 years
Expected share price volatility	n/a	109.86%
Expected dividend yield	n/a	Nil
Weighted average fair value of options	n/a	$0.85

Note 8: Loss Per Common Share

Loss per common share is calculated by dividing net loss for the period and the weighted average number of common shares outstanding for the three and six months ended June 30, 2023 of 64,467,908 and 63,412,091, respectively (June 30, 2022 - 57,669,167 and 57,125,833, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 9: Commitments

We are committed to payments totaling approximately $15,800 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next three years. We are able to cancel most of these agreements with notice.

Note 10: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. We include shareholders' equity, cash and cash equivalents, and marketable securities in the definition of capital.

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$17,520	$11,666
Marketable securities	$6,831	$20,472
Shareholders' equity	$22,239	$26,502

We have no debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments and potential contingent obligations relating to completing our research and development of pelareorep.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that are converted to common shares upon exercise. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On June 16, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be affected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received from using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 16, 2024.

Our Base Shelf allowed us to enter our ATM equity distribution agreements (see Note 6). We use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital and better manage our cash resources.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2023.

Note 11: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, marketable securities, other receivables, accounts payable and accrued liabilities, and warrant derivative. As at June 30, 2023, the carrying amount of our cash and cash equivalents, marketable securities, other receivables, and accounts payable and accrued liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at June 30, 2023, the fair value of our warrant derivative was $153 (December 31, 2022 - $79). We use the Black-Scholes valuation model to estimate fair value.
Financial risk management
Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents, marketable securities, and other receivables from Pfizer in connection with the BRACELET-1 study (see Note 4) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents, marketable securities, and other receivables from Pfizer.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment-grade securities with short-term maturities and monitoring counterparties' credit risk and credit standing.
Interest rate risk
Interest rate risk is the risk that a financial instrument's fair value or future cash flows will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. Our marketable securities have fixed interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, as a portion of our financial assets and liabilities are denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2023 by approximately $158.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable.
Significant balances in foreign currencies at June 30, 2023, were as follows:

U.S. dollars
Cash and cash equivalents	$11,121
Marketable securities	5,159
Accounts payable and accrued liabilities	(982)
$15,298
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk by managing our capital structure as outlined in Note 10. Accounts payable and accrued liabilities are all due within the current operating period.

Note 12: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Six Months Ended June 30,
	2023	2022
Change in:
Other receivables	$(38)	$510
Prepaid expenses	(2,289)	(2,587)
Accounts payable and accrued liabilities	(1,285)	194
Other liabilities	—	(352)
Non-cash impact of foreign exchange	176	(29)
Change in non-cash working capital related to operating activities	$(3,436)	$(2,264)

Other Cash Flow Disclosures

	Six Months Ended June 30,
	2023	2022
Cash interest received	$511	$113
Cash taxes paid	$86	$44

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 13: Components of Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Research and development expenses
Clinical trial expenses	$1,022	$1,218	$1,931	$2,311
Manufacturing and related process development expenses	1,005	317	1,877	1,020
Intellectual property expenses	100	151	243	356
Translational science expenses	—	31	—	140
Personnel-related expenses	1,374	1,179	2,754	2,405
Share-based compensation expense	142	278	336	637
Other expenses	58	30	99	43
	$3,701	$3,204	$7,240	$6,912
General and administrative expenses
Public company-related expenses	$2,487	$1,852	$4,688	$3,416
Office expenses	776	680	1,550	1,340
Share-based compensation expense	100	212	223	492
Depreciation - property and equipment	21	24	42	48
Depreciation - right-of-use assets	75	74	151	148
	$3,459	$2,842	$6,654	$5,444
Our research and development personnel-related expenses included employee compensation and benefits of $1,374 and $2,754 for the three and six months ended June 30, 2023, respectively (June 30, 2022 - $1,179 and $2,365, respectively).
Our general and administrative office expenses included employee compensation and benefits of $661 and $1,327 for the three and six months ended June 30, 2023, respectively (June 30, 2022 - $574 and $1,148, respectively).

Note 14: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel comprise the Board of Directors, Executive Officers, President, and Vice Presidents.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Compensation and short-term benefits	$1,026	$799	$2,026	$1,593
Share-based compensation expense	171	317	400	769
	$1,197	$1,116	$2,426	$2,362

Note 15: Subsequent Events
In August 2023, we closed a public offering whereby we issued 6,667,000 units for gross proceeds of US$15,001 at a price of US$2.25 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$2.81 up to 60 months following the close of the offering. In consideration for the services rendered by the underwriter, we paid a cash commission equal to

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

7.0% of the gross proceeds and issued compensation warrants equal to 7.0% of the aggregate number of units sold in the offering. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months following the close of the offering.